December 2, 2020

VIA EDGAR

Ms. Christina DiAngelo Fettig

Division of Investment Management

Securities and Exchange Commission

100 F Street N.E.

Washington DC 20549

RE:

Invesco Exchange-Traded Fund Trust II (File No. 811-21977) (the “ETF Registrant”) and Invesco Advantage Municipal Income Trust II (File No. 811-07868), Invesco Bond Fund (File No. 811-02090), Invesco California Value Municipal Income Trust (File No. 811-07404), Invesco Dynamic Credit Opportunities Fund (File No. 811-22043), Invesco High Income 2023 Target Term Fund (File No. 811-23186), Invesco High Income 2024 Target Term Fund (File No. 811-23251), Invesco High Income Trust II (File No. 811-05769), Invesco Municipal Income Opportunities Trust (File No. 811-05597), Invesco Municipal Opportunity Trust (File No. 811-06567), Invesco Municipal Trust (File No. 811-06362), Invesco Pennsylvania Value Municipal Income Trust (File No. 811-07398), Invesco Quality Municipal Income Trust (File No. 811-06591), Invesco Senior Income Trust (File No. 811-08743), Invesco Trust for Investment Grade Municipals (File No. 811-06471), Invesco Trust for Investment Grade New York Municipals (File No. 811-06537), Invesco Value Municipal Income Trust (File No. 811-06590) and Invesco Senior Loan Fund (File No. 811-05845) (each, a “CEF Registrant” and collectively, the “CEF Registrants” and together, with the ETF Registrant, the “Registrants”)

Dear Ms. Fettig:

On behalf of the Registrants and each respective series of the CEF Registrants and the series of the ETF Registrant listed in Exhibit A (each, a “Fund,” and collectively, the “Funds”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities Exchange Commission (the “Commission” or “SEC”) to the undersigned on April 8, 2020, with respect to the Registrants’ respective shareholder reports filed on Form N-CSR for the fiscal years ended February 28, 2019, August 31, 2019 and October 31, 2019, each as applicable, and the annual reports on Form N-CEN for the fiscal years ended February 28, 2019, August 31, 2019, October 31, 2019.

The Staff’s comments are summarized below in italicized text. The Registrants’ responses are set out immediately under the restated comment.

I.	FINANCIAL STATEMENT AND N-CSR COMMENTS

A.	Comments applicable to the ETF Registrant and CEF Registrants.

1.	Comment:	In the investments in affiliates table following each Fund’s Schedule of Investments, as applicable, please include information regarding investments in affiliated money market funds and affiliated securities lending cash collateral vehicles.

	Response:	The Funds will add these investments to the affiliates table going forward.

2.	Comment:	With respect to Invesco Senior Loan ETF (“BKLN”) and Invesco Senior Income Trust (“VVR”), please confirm why the total return, on a net asset value (“NAV”) basis, in the Financial Highlights is different from that shown in Management’s Discussion of Fund Performance (“MDFP”).

	Response:	At the reporting period end, each of BKLN and VVR booked adjusting entries in conformity with Generally Accepted Accounting Principles causing a difference between each Fund’s financial reporting NAV and NAV for shareholder transactions resulting in the difference between the total returns disclosed in the Financial Highlights and MDFP. The Financial Highlights schedule includes a footnote describing this fact pattern.

3.	Comment:	With respect to BKLN, Invesco Dynamic Credit Opportunities Fund (“VTA”), VVR, and Invesco Senior Loan Fund, if the risk of the discontinuation of LIBOR is a principal risk to the Fund, please tailor the disclosure to describe how such discontinuation could affect the Fund’s investments.

	Response:	The Registrants have been closely monitoring the discontinuation and replacement of LIBOR. The potential effects of the LIBOR phase-out, including increased volatility, reduced liquidity, a reduction in the value of some LIBOR-based investments, and/or costs incurred in closing out new positions and entering into new agreements, has been disclosed in BKLN’s statement of additional information. Additionally, the risk of the uncertainty regarding the future use of LIBOR and the nature of any replacement rate is disclosed in the prospectus for Invesco Senior Loan Fund.

At this time, the Registrants believe the discontinuation of LIBOR should not pose a significant risk to BKLN, VTA, VVR and Invesco Senior Loan Fund. However, the ETF Registrant has determined to add the disclosure from the statement of additional information to BKLN’s financial reports and prospectus and the CEF Registrants will add disclosure to the financial reports for VTA, VVR and Invesco Senior Loan Fund.

4.	Comment:	For Funds that have a strategy to invest in investment grade debt securities but have significant investments in the lowest tranche of debt securities rated as investment grade, please consider tailoring the risk disclosure to include the risks related to those specific securities.

	Response:	Each CEF Registrant that has a strategy to invest in investment grade securities and has significant investments in the lowest tranche of debt securities rated as investment grade will add risk disclosure related to the risks of those specific securities to its shareholder report.

We believe that down-grading corporate debt, in context of the index-based structure of the ETFs, is currently contemplated by the ETFs’ existing disclosure. For example, the Invesco Fundamental Investment Grade Corporate Bond ETF (“PFIG”) existing “Fixed Income Securities Risk” disclosure states that “[t]here is a possibility that the credit rating of a fixed-income security may be downgraded after purchase, which may adversely affect the value of the security.” Furthermore, PFIG is passively managed to track an index that is focused on investment grade corporate debt. As disclosed in its prospectus, the index automatically eliminates any bonds that are downgraded to below investment grade on a monthly basis, and the Fund, which is managed to follow the index, would follow suit. As a result, any holdings of below investment grade debt that might exist in PFIG would be limited to no more than one month, and would be consistent with the composition of the index being tracked. The current “Index Risk” disclosure notes that the “Fund would not necessarily buy or sell a security unless that security is added or removed, respectively, from its Underlying Index, even if that security generally is underperforming.”

Although we believe the existing disclosure is sufficient, we will enhance the “Fixed Income Securities Risk” disclosure going forward, to reflect the following: “[t]here is a possibility that the credit rating of a fixed-income security may be downgraded after purchase, which may occur quickly and without advanced warning following sudden market downturns or unexpected developments involving an issuer, and which may adversely affect the liquidity and value of the security.”

B. Comments applicable to the ETF Registrant only.

5.	Comment:	Please consider enhancing the disclosure to the Funds’ shareholder reports on Form N-CSR, as applicable, to include information on how shareholders can access the financial statements of underlying funds as suggested in the Dear CFO Letter 1997-02 (November 7, 1997) (the “CFO Letter”).

	Response:	As suggested in the CFO Letter, for any Fund that invests a significant percentage of its assets in a single underlying fund, the ETF Registrant will consider providing information on how shareholders may access the financial statements of the underlying funds. Additionally, going forward, the Funds will include a statement that the financial statements for affiliated underlying funds are available at www.invesco.com/us.

6.	Comment:	Explain how the ETF Registrant determined that proxy-related fees are extraordinary expenses, as defined in Item 3, Instruction 3(c)(ii) of Form N-1A. The Staff notes that the ETF Registrant uses different terminology (e.g., non-recurring and extraordinary, in the Financial Highlights and Fee Table, respectively) when describing proxy fees. Additionally, please state whether proxy-related fees are specified as extraordinary expenses in the Funds’ advisory agreements and/or expense cap arrangements.

	Response:	The ETF Registrant determined that the proxy-related fees are extraordinary for a number of reasons, starting with an examination of the text of Instruction 3(c)(ii) to Item 3 of Form N-1A. That instruction states that “extraordinary expenses” refers to “expenses that are distinguished by their unusual nature and by the infrequency of occurrence.” The ETF Registrant considered the nature of proxy expenses for an open-end management investment company organized as a business or statutory trust and operated as an ETF, and determined that expenditures for proxy statements are both unusual in nature, and occur infrequently, and thus such use is consistent with this instruction.

First, it is the ETF Registrant’s view that expenses for proxy statements are unusual in nature. The instruction notes that an expense has an “unusual nature” when “the expense has a high degree of abnormality and is clearly unrelated to, or only incidentally related to, the ordinary and typical activities of the fund, taking into account the environment in which the fund operates.” Although proxying shareholders when it is necessary and required is an important aspect of fund governance, proxy expenses are simply not a part of an ETF’s ordinary and typical activities, which are related to the investing, holding, and reinvesting of its assets in securities. As a result, the expense for proxying shareholders is – at best – only incidentally related to the daily activities of the ETF.

Second, the expenses are infrequent in their occurrence. The instruction notes that an expense has an infrequent occurrence when “the expense is not reasonably expected to recur in the foreseeable future, taking into consideration the environment in which the fund operates.” The instruction further states that the “environment of a fund” includes such factors as the characteristics of the industry or industries in which it operates, the geographical location of its operations, and the nature and extent of governmental regulation. Although proxying shareholder might occur during the life-cycle of an ETF, it occurs highly infrequently. ETFs are not required by exchange listing rules, state law, or the federal securities laws to have annual meetings of shareholders that would necessitate frequent proxying of shareholders. As a result, an ETF – in contrast to an entity that may need to proxy shareholders annually or even regularly – expends its assets for proxy costs infrequently.

The ETF Registrant also took into account the fact that the concept of “extraordinary expenses” no longer is a GAAP accounting concept subject to GAAP interpretation, but rather is a disclosure concept. See Disclosure Update and Simplification, SEC Rel. No. IC-33203, n. 471 (Aug. 17, 2018). As a result, after weighing the facts, the ETF Registrant determined that its presentation of proxy expenses as extraordinary expenses was appropriate “in order to disclose to investors the ongoing level of expense that can be expected.” Id.

The ETF Registrant acknowledges using different terminology when describing proxy fees. The ETF Registrant believes that the phrase “non-recurring extraordinary expenses” better communicates the concepts to investors, and balances the text of the form with plain English considerations. First, we use “extraordinary” as used in the form. The addition of the adjective “non-recurring” is consistent with the plain English requirements of Rule 421, the goal of the Form to promote “concise, straightforward, and easy to understand language,” and the observation that the Form should be administered “in a way that will allow variances in disclosure or presentation if appropriate for the circumstances involved while remaining consistent with the objectives of Form N-1A.”

Invesco Capital Management LLC (the ETF Registrant’s investment adviser) (the “Adviser”) provides investment management services to series of the ETF Registrant pursuant to investment advisory agreements that contain a unitary fee or non-unitary fee . In the case of non-unitary fee Funds, the investment advisory agreement is supplemented by an Excess Expense Agreement (“Fee Cap”). The Funds’ unitary fee investment advisory agreements do not expressly reference proxy expenses in the exclusions to the unitary fee, although as noted above, these costs would be deemed to be “other extraordinary expenses.” Similarly, the Fee Cap does not expressly reference proxy expenses in the list of expenses excluded from the scope of the Fee Cap, although again, those costs would fall within the catch-all “other extraordinary expenses.”

The Adviser and the Board of Trustees (the “Board”) of the Invesco ETF complex (collectively, the “Invesco ETFs”) have previously considered the wording of the current unitary fee arrangements and Fee Caps and agreed that proxy costs will be borne by the Funds outside of the unitary fee or the Fee Cap, unless there are direct financial or managerial benefits to the Adviser from the proxy proposals, and that if a proxy proposal has direct benefits to the Adviser, as well as benefits for the Funds, then the Board and the Adviser will determine how to allocate proxy costs. The Adviser believes that this agreement on proxy costs inures to the benefit of the Funds because it potentially reduces the expenses that the Funds would be responsible for outside of the unitary fee or the Fee Cap. This agreement was expressed in the subsequent investment advisory agreements entered into by the Adviser and the Invesco Actively Managed Exchange-Traded Commodity Fund Trust and the Invesco Exchange-Traded Self-Indexed Fund Trust.

In order to provide further clarity as to how proxy costs are treated under the terms of its unitary fee arrangements, the ETF Registrant will take steps to revise its investment advisory agreement to expressly reflect its longstanding interpretation of the existing agreement. It will do so by breaking-out proxy costs from the catch-all provision of “other extraordinary expenses” and will note that proxy expenses are excluded from the unitary fee, except that the Adviser will bear proxy expenses related to: (i) changes to an investment advisory agreement, (ii) the election of any Board member who is an “interested person” of the Invesco ETFs, or (iii) any other matters that directly benefit the Adviser.

7.	Comment:	The annual report for each of Invesco Preferred ETF, Invesco International BuyBack Achievers ETF, Invesco MSCI Global Timber ETF, and Invesco Global Water ETF states that the Fund is non-diversified. The Staff notes, however, that each Fund appears to have been operating as diversified for more than three years. Please confirm whether any such Fund has been operating as diversified for more than three years and, if so, that the Fund will obtain shareholder approval prior to changing its operating status back to non-diversified.

	Response:	For each of the above-listed Funds, a Fund may, from time to time, operate as diversified based on the composition of such Fund’s underlying index. However, none of these Funds has operated as diversified for a continuous three-year period. If a Fund were to operate in a diversified manner continuously for a three-year period, we confirm that the Fund would seek shareholder approval prior to changing its operating status back to non-diversified, unless the Fund could rely on the no-action letter issued to Stradley Ronon Stevens & Young, LLP on June 24, 2019.

8.	Comment:	In the August 31, 2019 annual report for Invesco Preferred ETF, the “Growth of a $10,000 Investment” shows the performance of the Fund compared to the Ryan/NASDAQ U.S. 1-30 Year Treasury Laddered Index. Please confirm if the correct chart and index are shown.

	Response:	The incorrect index name was included in the shareholder report. The chart line itself is accurate, but it is incorrectly identified as the Ryan/NASDAQ U.S. 1-30 Year Treasury Laddered Index. The correct index name is Blended—ICE BofAML Core Plus Fixed Rate Preferred Securities Index, which is referenced in the Fund Performance History table under the chart, and will be reflected going forward.

9.	Comment:	With respect to Invesco Treasury Collateral ETF (“CLTL”), please explain why ICE U.S. Treasury Short Bond Index is an appropriate broad-based securities market index.

	Response:	Item 27(b)(7) of Form N-1A requires the comparison of a fund to “an appropriate broad-based securities market index.” Instruction 5 to that item states that for purposes of the item:

an “appropriate broad-based securities market index” is one that is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter, unless the index is widely recognized and used.

Although the form specifies who can be determined to be an administrator of an “appropriate broad-based securities market index,” the instructions are silent on the requisite investment scope of such an index. However, when the Commission first implemented this requirement, it provided significant guidance as to the scope of what constitutes a broad-based index. It noted that the item “gives a fund considerable flexibility in selecting a broad-based index that it believes best reflects the market(s) in which it invests.” Disclosure of Mutual

Fund Performance and Portfolio Managers, SEC Rel. No. IC-19382 (Apr. 6, 1993) (emphasis added). The Commission then elaborated on its views of what constitutes a broad-based index by noting what such an index is not, stating that an index is not “considered to be broad-based if it is composed of securities of firms in a particular industry or group of related industries.” Id at n. 21.

Read together, the ETF Registrant believes that the form and this guidance establish that an appropriate broad-based index is an index that (a) is not composed of a particular industry or group of industries, (b) is administered by an organization that is not an affiliated person of the Fund, its investment adviser, or principal underwriter (unless the index is widely recognized and used), and (c) is the index the fund believes best reflects the market in which it invests. The Commission noted that the purpose of a broad-based index is “to provide investors with a benchmark for evaluating fund performance that affords a greater basis for comparability than a narrow Index would afford.” Id.

The ICE U.S. Treasury Short Bond Index is broad-based under this test. First, the U.S. Government is not an “industry” and an index that focuses on U.S. Government debt securities is thus not “composed of a particular industry or group of industries.” Cf. BlackRock Multi-Sector Income Trust at n.4 (pub. avail. Jul. 8, 2013). Second, the index is administered by an entity unaffiliated with CLTL, its investment adviser or its principal underwriter. Finally, and perhaps most importantly, the ETF Registrant believes that this index best reflects the market in which CLTL invests, particularly as this is the index that CLTL is managed to track. As a result, for all of these reasons, the ETF Registrant believes that the ICE U.S. Treasury Short Bond Index is an appropriate broad-based securities market index.

10.	Comment:	With respect to Invesco Variable Rate Preferred ETF, the Fund’s strategy indicates that it invests at least 90% of its total assets in preferred stocks that pay a floating or variable rate dividend or coupon, but only 11% of the securities included on the Schedule of Investments include a note that indicates the rate is determined periodically. The variability of the dividend payments with respect to the other securities held by the Fund (e.g., perpetual bonds) is not determinable. Please consider whether the descriptions of floating or variable rate securities in the Schedule of Investments should be enhanced.

	Response:	The ETF Registrant respectfully notes that the Fund’s investment strategy is to invest at least 90% of its total assets in the securities that comprise the Wells Fargo® Hybrid and Preferred Securities Floating and Variable Rate Index (the “Index”). The Index is further described as being designed to track the performance of preferred stock, as well as certain types of hybrid securities that are functionally equivalent to preferred stocks, that are issued by U.S.-based or foreign issues and that pay a floating or variable rate or coupon. The Index provider defines variable rate dividends or coupons to be those that are generally fixed by the issuer for a specified period of time after which the fixed dividend or coupon will convert to a floating rate dividend or coupon. In response to the Staff’s comment, footnote disclosure will be added to the Fund’s statutory prospectus and to the Schedule of Investments to clarify that Index constituents may include securities with fixed to floating rates, which may take the following (or equivalent) form:

Security issued at a fixed rate for a specific period of time, after which it will convert to a variable rate.

11.	Comment:	Please ensure the Funds include the line item for Portfolio Turnover in the Financial Highlights even if the portfolio turnover rate is zero.

	Response:	It is the Funds’ existing practice to include Portfolio Turnover in the Financial Highlights even if the portfolio turnover rate is zero. Portfolio Turnover is only excluded in the case where a fund’s holdings are all short-term or in money market funds. In the Funds’ Investment Transactions note, we state the exclusion of “short-term securities, U.S. Treasury obligations, money market funds and in-kind transactions, if any” in our purchases and sales amounts disclosed.

12.	Comment:	For Funds with significant exposure to real estate investment trusts (“REITs”), including Invesco KBW High Dividend Yield Financial ETF, Invesco SmallCap Financials ETF, and Invesco KBW Premium Yield Equity REIT ETF, consider adding disclosure regarding the risks that the Fund’s distribution may include a return of capital.

	Response:	The ETF Registrant confirms that for those Funds with significant exposure to REITs, the following language will be added to the Notes to Financial Statements:

Dividend income from REITs is recorded based on the income included in the distributions received from the REIT investments using published REIT classifications, including some management estimates when actual amounts are not available. Distributions received in excess of this estimated amount are recorded as a reduction of the cost of investments or reclassified to capital gains. The actual amounts of income, return of capital, and capital gains are only determined by each REIT after its fiscal year-end, and may differ from the estimated amounts.

C. Comments applicable to the CEF Registrants only.

13.	Comment:	For each of Invesco High Income 2023 Target Term Fund and Invesco High Income 2024 Target Term Fund, the Staff notes that the Fund’s investments representing greater than 5% of the Fund’s total assets exceeded, in the aggregate, 50% of the Fund’s total assets. Please confirm each Fund met the diversification standards under the Internal Revenue Code.

	Response:	We confirm that each Fund met the diversification standards under the Internal Revenue Code.

14.	Comment:	In the Schedule of Investments for Invesco High Income 2023 Target Term Fund, please confirm whether footnotes (d) and (e) are linked to the correct securities.

	Response:	These footnotes were erroneously applied in the 2019 report and have been corrected for in the 2020 annual report.

15.	Comment:	In the Schedule of Investments for Invesco Senior Loan Fund, certain securities indicate acquisition dates. Please confirm whether these securities are restricted, and if so, please identify the securities as such and provide the information required by Regulation S-X 12-12 footnote 8.

	Response:	Securities with acquisition dates in the description fields are unregistered and illiquid. They are footnoted as unregistered. Please see footnote C attached to the “Variable Rate Senior Loan Interests” header. The acquisition date and cost of these securities are disclosed for each security. We deem the day on which there is an enforceable right to acquire the securities and the day the purchase price was agreed to as the same date as the acquisition date. We have identified the securities of 5 issuers that were deemed to be restricted at 2/29/20 and were not footnoted in the Schedule of Investments. The Fund will footnote any restricted securities and provide the information required under Regulations S-X 12-12 footnote 8 going forward.

16.	Comment:	In the Schedule of Investments for Invesco Senior Loan Fund, footnote (e) indicates that the interest rate is the weighted average rate of the reference rate and spread. The Staff cites AICP Expert Panel minutes dated February 20, 2018 .and asks that you consider showing the various rates for each tranche of the same loan instead of the weighted average rate.

	Response:	The Fund will disclose the various rates for each tranche of the same loan going forward.

17.	Comment:	The Staff notes that some Funds use multiple forms of leverage (e.g., VVR). Please explain supplementally the Funds’ methodology with respect to the determination of the asset coverage requirement for Funds that use more than one form of leverage.

	Response:	For all forms of debt utilized by a Fund, whether in the form of direct borrowings from banks, letters of credit, tender option bonds or otherwise, the Fund is required to ensure that after such incurrence the Fund has an asset coverage of at least 300% of the aggregate outstanding principal balance of the indebtedness (i.e., such indebtedness may not exceed 33 1/3% of the fund’s total assets). With respect to preferred shares issued by a Fund, the Fund is not permitted to issue preferred shares unless immediately after such issuance the net asset value of the Fund’s portfolio is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s total assets). If using a combination of borrowing and issuing preferred shares, the maximum allocable leverage will be between 300% and 200% based on the relative amounts borrowed and preferred shares issued. Investments in derivative instruments will not be considered the issuance of debt for purposes of the foregoing limitations if the Fund covers the resulting obligation in accordance with the 1940 Act and SEC guidance. The Fund’s outstanding leverage and requisite coverage is monitored by the investment adviser’s Compliance and Fund Accounting department on a daily basis.

Please note that the calculations in the Financial Highlights Table are prepared solely for financial reporting purposes, and not for purposes of complying with the asset coverage tests in Section 18(g) of the Investment Company Act of 1940. Registrant acknowledges that, should it rely on recently adopted General Instruction A.2 to Form N-2 and Rule 415(a)(1)(x) to file a short-form registration statement as a seasoned issuer fund or a well-known seasoned issuer fund (WKSI), it would be required to include in its Financial Highlights Table asset coverage numbers calculated in accordance with Section 18(g).

17A.1.	Comment:	Please confirm that you have reviewed the Investment Management Staff Issues of Interest “Funds Using Tender Option Bond (TOB) Financings” and confirm that the funds segregate unencumbered liquid assets (other than the bonds deposited into the TOB trust) with a value at least equal to the amount of the floaters plus accrued interest, if any. https://www.sec.gov/divisions/investment/issues-of-interest.shtml#tobfinancing

	Response:	Registrant confirms that it has reviewed the Investment Management Staff Issues of Interest “Funds Using Tender Option Bond (TOB) Financings” and confirms that the Funds segregate unencumbered liquid assets (other than the bonds deposited into the TOB trust) with a value at least equal to the amount of the floaters plus accrued interest, if any. Specifically, for asset segregation, the Funds segregate the total amount of the TOB, which includes both the market value of the Inverse Floater as well as the market value of the Floater. This is more conservative than the guidance referenced above.

17A.2.	Comment:	In addition, certain funds include the following footnote:

Security is subject to a reimbursement agreement which may require the Trust to pay amounts to a counterparty in the event of a significant decline in the market value of the security underlying the TOB Trusts. In case of a shortfall, the maximum potential amount of payments the Trust could ultimately be required to make under the agreement is $16,725,000. However, such shortfall payment would be reduced by the proceeds from the sale of the security underlying the TOB Trusts.”

These agreements commit a Trust to reimburse the liquidity provider to the extent that the liquidity provider must provide cash to a TOB Trust, including following the termination of a TOB Trust resulting from a mandatory tender event (“liquidity shortfall”). The reimbursement agreement will effectively make the Trust liable for the amount of the negative difference, if any, between the liquidation value of the underlying security and the purchase price of the floating rate notes issued by the TOB Trust.

In your response, please explain how any liquidity shortfall factors into asset coverage/collateral coverage.

	Response:	In terms of asset segregation, Registrant does not account for liquidity shortfalls, however since Registrant incorporates both the floater and inverse exposures it is being very conservative in relation to the guidance from the staff referenced above.

II.	FORM N-CEN COMMENTS

A. Comments applicable to the ETF Registrant only.

18.	Comment:	For the Invesco International Corporate Bond ETF and Invesco KBW Property & Casualty Insurance ETF, please explain why Item C.6.b. was checked “Yes” (Did the Fund lend any of its securities during the reporting period?) when these Funds reported no securities lending income in Item C.6.g. or average market value of securities on loan in Item C.6.f.

	Response:	The ETF Registrant confirms that the response to Item C.6.b. was an oversight and the above-listed Funds, although being able to lend, did not do so during the reported periods.

19.	Comment:	Please explain why the Invesco 1-30 Laddered Treasury ETF indicated in Item C.6.a. and b. that the Fund is not authorized to engage in securities lending transactions and did not loan any of its securities during the reporting period but reported an average market value of securities on loan and income from securities lending in Items C.6.f and g.

	Response:	The ETF Registrant confirms that the responses to Items C.6.a. and b. were oversights and the above-listed Fund is able to lend and did so during the reported period.

20.	Comment:	Please explain why the net income per securities lending activities in Item C.6.g is different from the securities lending income per the Statement of Operations for certain Funds. Some of the larger differences are listed below; not all differences are noted.

Fund	Income Per Financial Statements	Income Per N-CEN
Invesco Preferred ETF	$3,970,145	$2,858,389
Invesco KBW High Dividend Yield Financial ETF	$218,645	$82,756
Invesco S&P SmallCap Health Care ETF	$202,010	$39,836
Invesco Variable Rate Preferred ETF	$471,105	$335,172

	Response:	The ETF Registrant confirms that the securities lending income for the above listed Funds was correct as presented in the annual report. The differences noted within the N-CEN Item C.6.g responses were oversights.

21.	Comment:	The Staff noted inconsistencies in the diversification status per the annual report/prospectus and N-CEN that are shown on Exhibit B for certain Funds. Please explain these discrepancies.

	Response:	The diversification status of each Fund shown in Exhibit B is correct as presented in the annual report/prospectus. For Invesco S&P International Developed High Dividend Low Volatility ETF, the Fund changed from non-diversified to diversified after the Fund’s fiscal year end. The responses in the Funds’ N-CEN were oversights and will be corrected going forward.

22.	Comment:	Please explain what triggered the change in fair value factors for Invesco S&P International Developed Low Volatility ETF. Please supplementally provide information on the nature of the change and explain why only one Fund was affected.

	Response:	Foreign Equity Fair Valuation (“FEFV”) is invoked on the Invesco ETFs if certain market triggers are met. If FEFV is invoked, it is applied at the Fund level. The funds are reviewed on a quarterly basis to determine where the majority of the foreign equities are held. If greater than 50% are held in Asian equities, the Asian trigger is used; if greater than 50% are held in European equities, the European trigger is used. The Invesco S&P International Developed Low Volatility ETF used the Asian trigger 11/01/18 to 7/19/19, moved to the European trigger on 7/22/19 and then moved back to the Asian trigger on 10/08/19. The ETF Registrant reviewed the Funds’ records and identified a similar situation for Invesco Global Clean Energy ETF, which used the Asian trigger from 11/01/18 to 4/30/19, moved to the European trigger on 5/01/19 and then moved back to the Asian trigger on 7/22/19. This was omitted from the N-CEN filing in error.

B. Comment applicable to the CEF Registrants only.

23.	Comment:	On each Fund’s N-CEN, please explain why the Fund responded “No” to Item B.10 (Were any matters submitted by the Registrant for its security holders’ vote during the reporting period), given that each Fund (except Invesco Senior Loan Fund) held a meeting to elect Directors during the period.

	Response:	The Registrant confirms that the response to Item B.10 was an oversight and that each Fund (except Invesco Senior Loan Fund), had matters submitted by the Registrant for its security holders’ vote during the reporting period.

III.	WEBSITE DISCLOSURE COMMENTS (APPLICABLE TO THE ETF REGISTRANT ONLY)

24.	Comment:	Please confirm the disclosure required by Form N-1A, Item 11(g)(2), Instructions 3 and 4 that (i) shareholders may pay more than net asset value when they buy Fund shares and receive less than net asset value when they sell those shares, because shares are bought and sold at current market prices and (ii) data presented represents past performance and cannot be used to predict future results are included in the Funds’ website disclosure adjacent to the table required by Item 11(g)(2).

	Response:	We confirm that the disclosure required by Form N-1A, Item 11(g)(2), Instructions 3 and 4 will be included on the Funds’ website adjacent to the Premium and Discount table.

25.	Comment:	On the Funds’ website, for Funds whose distributions include a return of capital, consider including disclosure regarding the return of capital in the distribution history.

	Response:	We will include the following on each Funds’ website under the Distributions tab:

The characterizations of distributions reflected in this table are as of the date noted below. The actual amounts of income, capital gains and return of capital for tax purposes are only determined after the Fund’s fiscal year end, and may differ from the amounts and characterizations reflected in the chart below. Please refer to the Tax Center or click on this link for the most current and/or final characterizations of these distributions, including any distributions characterized as return of capital.

Please do not hesitate to contact me at 630-684-6301 if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

Elizabeth Nelson

/s/ Elizabeth Nelson

Assistant General Counsel

Invesco Advisers, Inc.

cc:	Sheri Morris

Todd Kuehl

Kelli Gallegos

Adam Henkel

Adrien Deberghes

Matt DiClemente, Stradley Ronon Stevens & Young, LLC

Eric Purple, Stradley Ronon Stevens & Young, LLC

EXHIBIT A

S000019225	Invesco 1-30 Laddered Treasury ETF	8/31/2019
S000019411	Invesco California AMT-Free Municipal Bond ETF	8/31/2019
S000027370	Invesco CEF Income Composite ETF	8/31/2019
S000019230	Invesco Fundamental High Yield Corporate Bond ETF	8/31/2019
S000033429	Invesco Fundamental Investment Grade Corporate Bond ETF	8/31/2019
S000040752	Invesco LadderRite 0-5 Year Corporate Bond ETF	8/31/2019
S000019245	Invesco National AMT-Free Municipal Bond ETF	8/31/2019
S000019412	Invesco New York AMT-Free Municipal Bond ETF	8/31/2019
S000019228	Invesco Preferred ETF	8/31/2019
S000019246	Invesco Taxable Municipal Bond ETF	8/31/2019
S000055054	Invesco Treasury Collateral ETF	8/31/2019
S000045020	Invesco Variable Rate Preferred ETF	8/31/2019
S000019521	Invesco VRDO Tax-Free Weekly ETF	8/31/2019
S000034530	Invesco KBW Bank ETF	8/31/2019
S000030361	Invesco KBW High Dividend Yield Financial ETF	8/31/2019
S000030362	Invesco KBW Premium Yield Equity REIT ETF	8/31/2019
S000030363	Invesco KBW Property & Casualty Insurance ETF	8/31/2019
S000034533	Invesco KBW Regional Banking ETF	8/31/2019
S000031053	Invesco Senior Loan ETF	8/31/2019
S000037586	Invesco DWA SmallCap Momentum ETF	8/31/2019
S000053057	Invesco DWA Tactical Multi-Asset Income ETF	8/31/2019
S000051159	Invesco DWA Tactical Sector Rotation ETF	8/31/2019
S000028294	Invesco S&P SmallCap Consumer Discretionary ETF	8/31/2019
S000028296	Invesco S&P SmallCap Consumer Staples ETF	8/31/2019
S000028297	Invesco S&P SmallCap Energy ETF	8/31/2019
S000028298	Invesco S&P SmallCap Financials ETF	8/31/2019
S000028299	Invesco S&P SmallCap Health Care ETF	8/31/2019
S000028300	Invesco S&P SmallCap Industrials ETF	8/31/2019
S000028301	Invesco S&P SmallCap Information Technology ETF	8/31/2019
S000028302	Invesco S&P SmallCap Materials ETF	8/31/2019
S000028295	Invesco S&P SmallCap Utilities & Communication Services ETF	8/31/2019
S000058134	Invesco Russell 1000 Enhanced Equal Weight ETF	8/31/2019
S000047524	Invesco Russell 1000 Equal Weight ETF	8/31/2019
S000051157	Invesco Russell 1000 Low Beta Equal Weight ETF	8/31/2019
S000050156	Invesco S&P 500 Enhanced Value ETF	8/31/2019
S000048721	Invesco S&P 500 ex-Rate Sensitive Low Volatility ETF	8/31/2019
S000030963	Invesco S&P 500 High Beta ETF	8/31/2019
S000038520	Invesco S&P 500 High Dividend Low Volatility ETF	8/31/2019
S000030967	Invesco S&P 500 Low Volatility ETF	8/31/2019
S000058135	Invesco S&P 500 Minimum Variance ETF	8/31/2019
S000050154	Invesco S&P 500 Momentum ETF	8/31/2019
S000030966	Invesco S&P MidCap Low Volatility ETF	8/31/2019
S000055539	Invesco S&P SmallCap High Dividend Low Volatility ETF	8/31/2019
S000030965	Invesco S&P SmallCap Low Volatility ETF	8/31/2019
S000056849	Invesco S&P SmallCap Quality ETF	8/31/2019
S000051158	Invesco FTSE International Low Beta Equal Weight ETF	10/31/2019
S000060817	Invesco MSCI Emerging Markets Equal Country Weight ETF	10/31/2019
S000034749	Invesco S&P Emerging Markets Low Volatility ETF	10/31/2019
S000034748	Invesco S&P Emerging Markets Momentum ETF	10/31/2019
S000055540	Invesco S&P International Developed High Dividend Low Volatility ETF	10/31/2019
S000034747	Invesco S&P International Developed Low Volatility ETF	10/31/2019
S000034746	Invesco S&P International Developed Momentum ETF	10/31/2019
S000019229	Invesco Emerging Markets Sovereign Debt ETF	10/31/2019
S000040915	Invesco Global Short Term High Yield Bond ETF	10/31/2019
S000019231	Invesco International Corporate Bond ETF	10/31/2019

S000060826	Invesco China Real Estate ETF	10/31/2019
S000060827	Invesco China Small Cap ETF	10/31/2019
S000060828	Invesco China Technology ETF	10/31/2019
S000020450	Invesco DWA Developed Markets Momentum ETF	10/31/2019
S000020451	Invesco DWA Emerging Markets Momentum ETF	10/31/2019
S000060829	Invesco Frontier Markets ETF	10/31/2019
S000015261	Invesco FTSE RAFI Developed Markets ex-U.S. ETF	10/31/2019
S000015260	Invesco FTSE RAFI Developed Markets ex-U.S. Small-Mid ETF	10/31/2019
S000015263	Invesco FTSE RAFI Emerging Markets ETF	10/31/2019
S000015279	Invesco Global Clean Energy ETF	10/31/2019
S000015278	Invesco Global Water ETF	10/31/2019
S000043789	Invesco International BuyBack Achievers ETF	10/31/2019
S000060818	Invesco MSCI Global Timber ETF	10/31/2019
S000060823	Invesco S&P Global Dividend Opportunities Index ETF	10/31/2019
S000060819	Invesco S&P Global Water Index ETF	10/31/2019
S000015280	Invesco S&P International Developed Quality ETF	10/31/2019

EXHIBIT B

Fund	Per N-CEN	Per Annual Report/Prospectus
Invesco CEF Income Composite ETF	Non-diversified	Diversified
Invesco DWA SmallCap Momentum ETF	Non-diversified	Diversified
Invesco Fundamental High Yield Corporate Bond ETF	Non-diversified	Diversified
Invesco Fundamental Investment Grade Corporate Bond ETF	Non-diversified	Diversified
Invesco KBW High Dividend Yield Financial ETF	Non-diversified	Diversified
Invesco KBW Premium Yield Equity REIT ETF	Non-diversified	Diversified
Invesco KBW Regional Banking ETF	Non-diversified	Diversified
Invesco LadderRite 0-5 Year Corporate Bond ETF	Non-diversified	Diversified
Invesco National AMT-Free Municipal Bond ETF	Non-diversified	Diversified
Invesco Russell 1000 Equal Weight ETF	Non-diversified	Diversified
Invesco S&P 500 Enhanced Value ETF	Non-diversified	Diversified
Invesco S&P 500 ex-Rate Sensitive Low Volatility ETF	Non-diversified	Diversified
Invesco S&P 500 High Beta ETF	Non-diversified	Diversified
Invesco S&P SmallCap Financials ETF	Non-diversified	Diversified
Invesco S&P SmallCap Health Care ETF	Non-diversified	Diversified
Invesco S&P SmallCap High Dividend Low Volatility ETF	Non-diversified	Diversified
Invesco S&P SmallCap Information Technology ETF	Non-diversified	Diversified
Invesco S&P SmallCap Low Volatility ETF	Non-diversified	Diversified
Invesco Senior Loan ETF	Non-diversified	Diversified
Invesco Taxable Municipal Bond ETF	Non-diversified	Diversified
Invesco S&P SmallCap Consumer Staples ETF	Diversified	Non-diversified
Invesco S&P International Developed High Dividend Low Volatility ETF	Non-diversified	Diversified per prospectus/ Non-diversified per annual report